Mail Stop 4-7

      March 22, 2005

Via U.S. Mail and Fax: 281.388.5583
Philip J. Hawk
Chief Executive Officer
Team, Inc.
200 Hermann Drive
Alvin, Texas 77511


	RE:	Team, Inc.
		Form 10-K for the fiscal year ended May 31, 2004
      Filed August 25, 2004

		Forms 10-Q for the quarters ended August 31, 2004 and November 30, 2004
		Forms 8-K filed August 11, 2004 and January 13, 2005
		File No. 1-08694


Dear Mr. Hawk:

      We have reviewed your filings and have the following comments.
Please file an amended Form 10-K in its entirety to revise your Rule
13a-14(a) certifications within 10 business days of the date of this letter. As to all other comments, please confirm that you will comply with our comments in your future periodic reports. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
Where indicated, provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the fiscal year ended May 31, 2004

Item 1. Business, page 1

1. You state at the beginning of the Business section that you conduct operations in Singapore, Aruba, Canada and Trinidad. With a view to disclosure, tell us the portion of your revenues generated by your operations in those countries, and whether you believe those international operations are material to the company. In this regard, we note that you do not provide further details about your international operations in the Business section and then only mention them briefly in your management`s discussion and analysis of operating results for fiscal year 2003 compared to 2002. See Item 101(d) of Regulation S-K.

Item 6: Selected Financial Data, page 9

2. In accordance with Item 301 of Regulation S-K, revise your Selected Financial Data to describe factors such as accounting changes, business combinations, or dispositions which may affect the comparability of information included in the selected financial data.
Alternatively, you can cross-reference to a similar discussion of the above.

Item 7. Management`s Discussion and Analysis of Financial
Conditions
and Results of Operations, page 10

3. We encourage you to provide a forward-looking, executive-level overview that provides context for the remainder of the discussion in management`s discussion and analysis. Generally, start your discussion with an overview of your sources of revenue and significant factors to consider in evaluating your financial condition. This overview should contain only the most important elements of the company`s business that management considers on a day-to-day basis in running the company. In addition, when considering future revisions to management`s discussion and analysis, please consult the Commission`s December 2003 interpretive release on management`s discussion and analysis, Release No. 34-48960, available on our website at <http://www.sec.gov/rules/interp/33-8350.htm>.

4. We note you discuss the line item for revenues, but do not discuss year-to-year changes in line items such as net income, operating expenses, interest, and taxes. Please discuss changes in these line items (as well as changes in other material line items), quantifying the changes, disclosing the percentage change, and analyzing whether or not management believes these changes are known trends or uncertainties that are reasonably likely to materially impact the company`s business going forward.

5. Please discuss known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales, revenues or income from continuing operations, as required by
Regulation S-K Item 303(a)(3)(ii). For example, we note that you did not experience revenue growth from non-destructive testing services for the fiscal years ended 2003 and 2004. Is this a known trend that you reasonably expect will continue to have a material unfavorable impact on revenues? As another example, how do you anticipate your acquisitions will impact your results? Please revise your Management`s Discussion and Analysis section to not only discuss past operating results, but the possible material impact of known trends or uncertainties on future operating results.

6. We note your presentation of "earnings before interest and taxes," or EBIT, on a consolidated basis. Please identify this measure as a non-GAAP measure. Refer to Question 21 of our frequently asked questions on non-GAAP measures which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. In addition, disclose why management believes that the presentation of this non-GAAP financial measure provides useful information to investors.

7. Disclose if management considers consolidated EBIT to be an indicator of operating performance or liquidity. If you present consolidated EBIT as a measure of operating performance, please refer to the guidance in Questions 8 and 15 of our frequently asked questions on non-GAAP measures. In this regard, if you present a non-GAAP measure that excludes recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following:

* the manner in which management uses the non-GAAP measure to conduct or evaluate the business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and
* the manner in which management compensates for these limitations when using the non-GAAP financial measure.

8. We note that you also refer to EBIT as "operating profits." We encourage you to use another term, since "operating profits" may be confused with the similarly titled GAAP measure "operating income."
See Item 10(e)(1)(ii)(E) of Regulation S-K.

      Liquidity and Capital Resources, page 12

9. Please provide a more detailed discussion of your short-term and long-term sources of funds, and why you believe you have sufficient funds and adequate financial sources available to meet your anticipated liquidity needs. For example, while we recognize that your liquid working capital for the 2004 fiscal year end equaled $16.3 million and represented an increase of approximately 54% over the prior year, we also note the following:

* $16,160,000 of your long-term debt matures in the fiscal year ended
2006;
* you purchased Thermal Solutions, Inc.;
* you increased your total outstanding debt by $7.5 million
* your lease commitments for the 2006 year end amount to $2,029,000;
and
* you just purchased Cooperheat-MQS, Inc., a company that is operating as debtor-in-possession in a Chapter 11 case.

How do these matters impact your liquidity and capital resources?

10. We note your discussion of "liquid working capital." Please discuss cash flows from operating activities, cash flows from investing activities, and cash flows from financial activities.

Critical Accounting Policies, page 13

11. Please explain how each accounting estimate could materially affect your operations and financial condition. In this respect, your discussions of revenue recognition, valuation of goodwill and deferred income taxes do not contain any specific analysis of how the estimates used in each of these areas are significant to the company, and do not quantify the estimates you are making with regard to each critical accounting policy. For example, with regard to your accounting for deferred income taxes, why does management believe that it is more likely than not that Team will have sufficient future taxable income to realize the benefits of net deferred tax assets? What would be the impact of recording an increase in your valuation allowance, and would that impact materially affect your operations and financial condition? Please provide this detailed analysis for each critical accounting estimate.

Financial Statements, page 15

      Consolidated statements of operations, page 17

12. Delete the line item "Earnings before interest and taxes" from the face of the statement of operations and elsewhere. This line item is not in accordance with Rule 5-03 of Regulation S-X and further it represents a non-GAAP measure. You should only include this line item in the segment footnote if "Earnings before interest and taxes" is your segment measure of profit/loss.

      Footnote 1 - Summary of Significant Accounting Policies

      Goodwill, page 21

13. In describing the company`s accounting for Goodwill, you indicate the company adopted the provisions of SFAS No. 142, `Goodwill and Other Intangible Assets` effective June 1, 2002. SFAS No. 142 requires an impairment test, both on an annual basis and in the instance of indicators of impairment. This impairment test is to be performed at the reporting unit level. Tell us specifically how you identified your reporting units, and revise your disclosures to include this detail in this footnote and in your critical accounting policies. Also, tell us what those reporting units are in accordance with paragraph 30 of SFAS No. 142 and EITF D-101. Additionally, tell us how you have determined the amount of goodwill to be assigned to the reporting units.

14. Specifically describe in your goodwill policy the manner in which you conduct annual impairment testing. For example, explain that the first step in the process is to identify potential goodwill impairment by comparing the estimated fair value of the reporting unit to its carrying amount. The second step measures the amount of the impairment based on a comparison of the `implied fair value` of goodwill with its carrying amount.

15. Provide the disclosures required by paragraph 45(c) of SFAS
142.

		Footnote 13 - Acquisitions, page 35

16. Provide to us a condensed balance sheet for TSI, indicating the amount assigned to each major asset and liability caption of TSI at the acquisition date. Refer to SFAS 141, paragraph 51(e).

Item 9A. Controls and Procedures, page 38

17. Item 307 of Regulation S-K and Securities and Exchange Act
Rule
13a-15(b) require the evaluation of the effectiveness of the company`s disclosure controls and procedures as of the end of the period covered by the report. Please confirm to us supplementally that your chief executive officer and chief financial officer evaluated the effectiveness of the company`s disclosure controls and procedures as of the end of the period covered by the Form 10-K.

18. We note your disclosure that "[t]here have been no significant changes in the Company`s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation" (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, please provide similar confirmations with respect to your Forms 10-Q for the quarters ended August 31, 2004 and November
30, 2004. Please comply with Item 308(c) of Regulation S-K in future filings.

Exhibits 31.1 and 31.2

19. Your Rule 13a-14(a) certifications do not match the exact language set forth in Item 601(b)(31) of Regulation S-K. Please provide revised certifications so that the certifications conform exactly to the form of Rule 13a-14(a) certification set forth in Item
601(b)(31) of Regulation S-K. Please note that, when filing your amendment to revise your Rule 13a-14(a) certifications, you must re-file your Form 10-K in its entirety.

Form 10-Q for the quarterly period ended November 30, 2004

Footnote 2 - Acquisitions, page 5
20. Provide to us a condensed balance sheet for Cooperheat, indicating the amount assigned to each major asset and liability caption of Cooperheat at the acquisition date. Refer to SFAS 141, paragraph 51 (e).

Form 8-K filed August 12, 2004

21. We note that you didn`t file the financial information required by Item 9.01(a)(4) and (b)(2) of Form 8-K in the prescribed time period. We advise you that this may impact your eligibility to use particular forms, such as Form S-3.

Form 8-K filed January 13, 2005

22. Please comply with the applicable comments on EBIT in your future
Forms 8-K furnished under Item 2.02.


*	*	*	*

       Please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information, and file that cover letter on
EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Walz, Staff Accountant, at (202) 824-
5686, or Ivette Leon, Assistant Chief Accountant, at (202) 942-
1982
if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff
Attorney,
at (202) 824-5526, Kathleen Krebs, Special Counsel, at (202) 942-
1990, or me at (202) 942-1990 with any other questions.

							Sincerely,


							Larry Spirgel
							Assistant Director







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Team, Inc.
March 22, 2005
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